CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Market-Linked Notes due 2023	$1,448,000	$145.81

March 2016

 Pricing Supplement No. 829

Registration Statement Nos. 333-200365; 333-200365-12

Dated March 31, 2016

Filed pursuant to Rule 424(b)(2)

Morgan Stanley Finance LLC

Structured Investments

Opportunities in U.S. and International Equities

Market-Linked Notes due October 4, 2023

Fully and Unconditionally Guaranteed by Morgan Stanley

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

The notes are unsecured obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The notes will pay no interest and will have the terms described in the accompanying product supplement, index supplement and prospectus, as supplemented and modified by this document. At maturity, we will pay per note the stated principal amount of $10 plus a supplemental redemption amount, if any, based on the value of a basket of three indices on the determination date. These long-dated notes are for investors who are concerned about principal risk but seek a return based on a basket of equity indices, and who are willing to forgo current income in exchange for the repayment of principal at maturity plus the potential to receive a supplemental redemption amount, if any. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

FINAL TERMS
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Issue price:	$10 per note
Stated principal amount:	$10 per note
Aggregate principal amount:	$1,148,000
Pricing date:	March 31, 2016
Original issue date:	April 5, 2016 (3 business days after the pricing date)
Maturity date:	October 4, 2023
Interest:	None
Basket:	Basket component*	Ticker symbol*	Basket component weighting	Initial index value	Multiplier
	S&P 500® Index (the “SPX Index”)	SPX	33.3333%	2,059.74	0.016183256
	EURO STOXX 50® Index (the “SX5E Index”)	SX5E	33.3333%	3,004.93	0.011092871
	TOPIX Index® (the “TPX Index”)	TPX	33.3333%	1,347.20	0.024742651
	* Ticker symbols are being provided for reference purposes only. We refer to the SPX Index, the SX5E Index and the TPX Index, collectively, as the underlying indices.
Payment at maturity:

The payment due at maturity per $10 stated principal amount will equal:

$10 + supplemental redemption amount, if any.

In no event will the payment at maturity be less than the stated principal amount, regardless of the performance of the underlying indices.

Supplemental redemption amount:	(i) $10 times (ii) the basket percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	100%
Maximum payment at maturity:	None
Basket percent change:	(final basket closing value – initial basket value) / initial basket value
Listing:	The notes will not be listed on any securities exchange.
Terms continued on the following page
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Estimated value on the pricing date:	$9.268 per note. See “Investment Summary” on page 3.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to us(3)
Per note	$10	$0.30(1)
		$0.05(2)	$9.65
Total	$1,148,000	$40,180	$1,107,820
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.30 for each note they sell. See “Supplemental information regarding plan of distribution; conflicts of interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.
(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each note.
(3)	See “Use of proceeds and hedging” on page 18.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 7.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying product supplement, index supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information About the Notes” at the end of this document.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Product Supplement for Equity-Linked Notes dated February 29, 2016

Index Supplement dated February 29, 2016 Prospectus dated February 16, 2016

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

Terms continued from previous page:
Initial basket value:	The initial basket value is 100, which is equal to the sum of the products of (i) the initial index value of each basket component, as set forth under “Basket—Initial index value” above, and (ii) the multiplier for such basket component, as set forth under “Basket—Multiplier” above.
Final basket closing value:	The basket closing value on the determination date
Basket closing value:	On any date, the sum of the products of (i) the closing value of each basket component on such date, and (ii) the multiplier for such basket component.
Multiplier:	The multiplier for each basket component was set on the pricing date so that each basket component represents its applicable basket component weighting in the predetermined initial basket value of 100. Each multiplier will remain constant for the term of the notes.
Determination date:	September 29, 2023, subject to postponement for non-index business days and certain market disruption events
CUSIP:	61766B168
ISIN:	US61766B1686

March 2016	Page 2

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

Investment Summary

Market-Linked Notes

The Market-Linked Notes due October 4, 2023 Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index® (the “notes”) offer the potential for a supplemental redemption amount at maturity based on the closing value of a basket of three indices on the determination date. The notes provide investors:

▪	an opportunity to gain exposure to the indices comprising the basket

▪	the repayment of principal at maturity

▪	100% participation in any appreciation of the basket over the term of the notes

▪	no exposure to any decline of the final basket closing value below the initial basket value if the notes are held to maturity

At maturity, if the basket percent change is less than or equal to zero, you will receive the stated principal amount of $10 per note, without any positive return on your investment. All payments on the notes, including the repayment of principal at maturity, are subject to our credit risk.

Maturity:	Approximately 7 years and 6 months
Participation rate:	100%
Maximum payment at maturity:	None
Interest:	None

The original issue price of each note is $10. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date is less than $10. We estimate that the value of each note on the pricing date is $9.268.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to the underlying indices. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the underlying indices, instruments based on the underlying indices, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the participation rate, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the underlying indices, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 12 months following the issue date, to the extent that MS & Co. may buy or sell the

March 2016	Page 3

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

notes in the secondary market, absent changes in market conditions, including those related to the underlying indices, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes, and, if it once chooses to make a market, may cease doing so at any time.

March 2016	Page 4

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

Key Investment Rationale

Market-Linked Notes offer investors exposure to the performance of an equally weighted basket composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index® and provide for the repayment of principal at maturity. They are for investors who are concerned about principal risk but seek a return based on a basket of equity indices and who are willing to forgo current income in exchange for the repayment of principal at maturity plus the potential to receive a supplemental redemption amount, if any.

Repayment of Principal	The notes offer investors 100% upside exposure to any positive performance of the basket, while providing for the repayment of principal in full at maturity.
Upside Scenario	The basket closing value on the determination date is greater than the initial basket value of 100, and, at maturity, the notes pay the stated principal amount of $10 plus 100% of the positive percent change from the initial basket value to the final basket closing value. There is no limitation on the appreciation potential.
Par Scenario	The final basket closing value is less than or equal to the initial basket value, and, at maturity, the notes pay only the stated principal amount of $10.

March 2016	Page 5

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

Hypothetical Payout on the Notes

At maturity, for each $10 stated principal amount of notes that you hold, you will receive the stated principal amount of $10 plus a supplemental redemption amount, if any. The supplemental redemption amount will be calculated as follows:

supplemental redemption amount	=	$10 x basket percent change x 100% In no event will the payment at maturity be less than the stated principal amount, regardless of the performance of the underlying indices.
where
basket percent change	=	(final basket closing value – initial basket value) / initial basket value
Final basket closing value	=	the basket closing value on the determination date.

In no event will the payment at maturity be less than the stated principal amount.

Hypothetical Payment at Maturity

The table below illustrates the payment at maturity for each note for a hypothetical range of basket percent change and does not cover the complete range of possible payouts at maturity. The table reflects the initial basket value of 100.

Basket percent change	Final basket closing value	Stated principal amount	Participation rate	Supplemental redemption amount	Payment at maturity	Return on $10 note
100%	200	$10	100%	$10	$20	100%
90%	190	$10	100%	$9	$19	90%
80%	180	$10	100%	$8	$18	80%
70%	170	$10	100%	$7	$17	70%
60%	160	$10	100%	$6	$16	60%
50%	150	$10	100%	$5	$15	50%
40%	140	$10	100%	$4	$14	40%
30%	130	$10	100%	$3	$13	30%
20%	120	$10	100%	$2	$12	20%
10%	110	$10	100%	$1	$11	10%
0%	100	$10	N/A	$0	$10	0%
–10%	90	$10	N/A	$0	$10	0%
–20%	80	$10	N/A	$0	$10	0%
–30%	70	$10	N/A	$0	$10	0%
–40%	60	$10	N/A	$0	$10	0%
–50%	50	$10	N/A	$0	$10	0%
–60%	40	$10	N/A	$0	$10	0%
–70%	30	$10	N/A	$0	$10	0%
–80%	20	$10	N/A	$0	$10	0%
–90%	10	$10	N/A	$0	$10	0%
–100%	0	$10	N/A	$0	$10	0%

March 2016	Page 6

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks you should read the section entitled “Risk Factors” in the accompanying product supplement, index supplement and prospectus. You should also consult with your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

▪	The notes do not pay interest and may not pay more than the stated principal amount at maturity. If the basket percent change is less than or equal to zero, you will receive only the stated principal amount of $10 for each note you hold at maturity. As the notes do not pay any interest, if the final basket closing value is not sufficiently higher than the initial basket value, the overall return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity. The notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount, if any, based on the basket closing value on the determination date.

▪	Changes in the value of the basket components may offset each other. Price movements in the basket components may not correlate with each other. At a time when the price of one basket component increases, the price of the other basket components may decline in value. Therefore, in calculating the payment at maturity, increases in the price of one basket component may be moderated, or wholly offset, by declines in the price of the other basket components.

▪	The market price of the notes will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the values of the basket components at any time, the volatility (frequency and magnitude of changes in value) of the underlying indices, dividend rate on the stocks underlying the underlying indices, interest and yield rates in the market, time remaining until the notes mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying indices or equities markets generally and which may affect the closing values of the underlying indices on any determination date and the actual or anticipated changes in our credit ratings or credit spreads. Generally, the longer the time remaining to maturity, the more the market price of the notes will be affected by the other factors described above. The values of the underlying indices may be, and have recently been, volatile, and we can give you no assurance that the volatility will lessen. See “Historical Information” below. You may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

▪	There are risks associated with investments in notes linked to the value of foreign equity securities. As the EURO STOXX 50® Index and the TOPIX® Index are underlying indices, the notes are linked to the value of foreign equity securities. Investments in notes linked to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies. The prices of securities issued in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payment positions.

March 2016	Page 7

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

▪	The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. You are dependent on our ability to pay all amounts due on the notes at maturity and therefore you are subject to our credit risk. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

▪	As a finance subsidiary, MSFL has no independent operations and will have no independent assets. As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

▪	The amount payable on the notes is not linked to the value of the underlying indices at any time other than the determination date. The amount payable on the notes will be based on the basket closing value on the determination date, subject to postponement for non-index business days and certain market disruption events. Even if the value of the basket appreciates prior to the determination date but then drops by the determination date, the payment at maturity may be less, and may be significantly less, than it would have been had the payment at maturity been linked to the value of the basket prior to such drop. Although the actual value of the basket on the stated maturity date or at other times during the term of the notes may be higher than the final basket closing value, the payment at maturity will be based solely on the final basket closing value.

▪	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 12 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the underlying indices, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

▪	The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These

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Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this document will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The market price of the notes will be influenced by many unpredictable factors” above.

▪	Adjustments to the basket components could adversely affect the value of the notes. The index publisher of a basket component can add, delete or substitute the stocks underlying basket component, and can make other methodological changes that could change the value of such basket component. Any of these actions could adversely affect the value of the notes. In addition the index publisher of a basket component may discontinue or suspend calculation or publication of such basket component at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued basket component and is permitted to consider indices that are calculated and published by MS & Co. or any of its affiliates. If MS & Co. determines that there is no appropriate successor index on the determination date, the index closing value on such determination date will be an amount based on the stocks underlying the discontinued index at the time of such discontinuance, without rebalancing or substitution, computed by MS & Co, as calculation agent, in accordance with the formula for calculating the index closing value last in effect prior to discontinuance of the index.

▪	Investing in the notes is not equivalent to investing in the basket components; you have no shareholder or other rights in the basket components and are exposed to the credit risk of Morgan Stanley. Investing in the notes is not equivalent to investing in the basket components. As an investor in the notes, you will not have voting rights or the right to receive dividends or other distributions or any other rights with respect to the component stocks of either basket component. Furthermore, investing in the notes is not equivalent to investing in the basket components or their component stocks. In addition, you are subject to the credit risk of Morgan Stanley.

▪	The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

▪	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes. As calculation agent, MS & Co. has determined the initial index value and multiplier for each basket component, will determine the final basket closing value and the basket percent change, and will calculate the amount of cash you will receive at maturity. Moreover, certain determinations made by MS & Co., in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the basket closing value in the event of a discontinuance of any basket component or a market disruption event with respect to any basket component.

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Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

These potentially subjective determinations may affect the payout to you at maturity. For further information regarding these types of determinations, see “Description of Equity-Linked Notes—Supplemental Redemption Amount,” “—Calculation Agent and Calculations,” “—Alternate Exchange Calculation in the Case of an Event of Default” and “—Discontinuance of Any Underlying Index; Alteration of Method of Calculation” in the accompanying product supplement. In addition, MS & Co. has determined the estimated value of the notes on the pricing date.

▪	Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes. One or more of our affiliates and/or third-party dealers have carried out, and will continue to carry out, hedging activities related to the notes (and to other instruments linked to the underlying indices or their component stocks), including trading in the component stocks of the underlying indices and in other instruments related to the underlying indices. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the determination date approaches. Some of our affiliates also trade the component stocks of the underlying indices and other financial instruments related to the underlying indices on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could have increased the initial index values, and, therefore, could have increased the values at or above which the underlying indices must close on the determination date before an investor receives a payment at maturity that exceeds the stated principal amount of the notes. Additionally, such hedging or trading activities during the term of the notes, including on the determination date, could adversely affect the closing values of the underlying indices on such determination date, and, accordingly, the amount of cash an investor will receive at maturity.

March 2016	Page 10

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

Basket Overview

S&P 500® Index

The S&P 500® Index, which is calculated, maintained and published by S&P Dow Jones Indices LLC (“S&P”), consists of stocks of 500 component companies selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of 500 similar companies during the base period of the years 1941 through 1943. For additional information about the S&P 500® Index, see the information set forth under “S&P 500® Index” in the accompanying index supplement.

License Agreement between Morgan Stanley and Standard & Poor’s Financial Services LLC

Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC and have been licensed for use by S&P Dow Jones Indices LLC and Morgan Stanley. See “S&P 500® Index” in the accompanying index supplement.

EURO STOXX 50® Index

The EURO STOXX 50® Index was created by STOXX® Limited, which is owned by Deutsche Börse AG and SIX Group AG. Publication of the EURO STOXX 50® Index began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the STOXX 600 Supersector Indices, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors. For additional information about the EURO STOXX 50® Index, see the information set forth under “EURO STOXX 50® Index” in the accompanying index supplement.

License Agreement between STOXX Limited and Morgan Stanley

“EURO STOXX 50®” and “STOXX®” are registered trademarks of STOXX Limited and have been licensed for use for certain purposes by Morgan Stanley. For more information, see “EURO STOXX 50® Index” in the accompanying index supplement.

TOPIX Index®

The Tokyo Stock Price Index (the “TOPIX Index®”) is published by Tokyo Stock Exchange, Inc. (“TSE”). The TOPIX Index® was developed by the TSE. Publication of the TOPIX Index® began on July 1, 1969, based on a base index value of 100 as of January 4, 1968. The TSE domestic stock market is divided into two sections: the First Section and the Second Section. Listings of stocks on the TSE are divided between these two sections, with stocks listed on the First Section typically being limited to larger, longer established and more actively traded issues and the Second Section to smaller and newly listed companies. The component stocks of the TOPIX Index® consist of all domestic common stocks listed on the First Section of the TSE. The TOPIX Index® is computed and published every second via TSE’s Market Information System, and is reported to securities companies across Japan and available worldwide through computerized information networks. For additional information about the TOPIX Index®, see the information set forth under “Tokyo Stock Price Index” in the accompanying index supplement.

License Agreement between TSE and Morgan Stanley. “TOPIX®” and “TOPIX Index®” are trademarks of the TSE and have been licensed for use by Morgan Stanley. For more information, see “Tokyo Stock Price Index” in the accompanying index supplement.

March 2016	Page 11

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

Information as of market close on March 31, 2016:

Basket Component Information as of March 31, 2016
	Ticker Symbol	Current Basket Component Closing Value	52 Weeks Ago	52 Week High	52 Week Low
S&P 500® Index	SPX	2,059.74	2,067.89	2,130.82 (on 5/21/2015)	1,829.08 (on 2/11/2016)
EURO STOXX 50® Index	SX5E	3,004.93	3,697.38	3,828.78 (on 4/13/2015)	2,680.35 (on 2/11/2016)
TOPIX Index®	TPX	1,347.20	1,543.11	1,691.29 (on 8/10/2015)	1,196.28 (on 2/14/2016)

The following graph is calculated based on an initial basket value of 100 on January 1, 2011 (assuming that each basket component is weighted as described in “Basket” on the cover page) and illustrates the effect of the offset and/or correlation among the basket components during such period. The graph does not take into account the terms of the notes, nor does it attempt to show in any way your expected return on an investment in the notes. The historical performance of the basket should not be taken as an indication of its future performance.

Basket Historical Performance January 1, 2011 to March 31, 2016

March 2016	Page 12

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

Historical Information

The following tables set forth the published high and low closing values as well as end-of-quarter closing values for each of the basket components for each quarter in the period from January 1, 2011 through March 31, 2016. The closing values on March 31, 2016 were (i) in the case of the SPX Index, 2,059.74, (ii) in the case of the SX5E Index, 3,004.93, and (iii) in the case of the TPX Index, 1,347.20. The related graphs set forth the daily closing values for each of the basket components in the same period. We obtained the information in the tables and graphs below from Bloomberg Financial Markets, without independent verification. The historical information of the basket components should not be taken as an indication of their future performance, and no assurance can be given as to the basket closing value on the determination date.

S&P 500® Index	High	Low	Period End
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1,363.61	1,265.42	1,320.64
Third Quarter	1,353.22	1,119.46	1,131.42
Fourth Quarter	1,285.09	1,099.23	1,257.60
2012
First Quarter	1,416.51	1,257.60	1,408.47
Second Quarter	1,419.04	1,278.04	1,362.16
Third Quarter	1,465.77	1,334.76	1,440.67
Fourth Quarter	1,461.40	1,353.33	1,426.19
2013
First Quarter	1,569.19	1,457.15	1,569.19
Second Quarter	1,669.16	1,541.61	1,606.28
Third Quarter	1,725.52	1,614.08	1,681.55
Fourth Quarter	1,848.36	1,655.45	1,848.36
2014
First Quarter	1,878.04	1,741.89	1,872.34
Second Quarter	1,962.87	1,815.69	1,960.23
Third Quarter	2,011.36	1,909.57	1,972.29
Fourth Quarter	2,090.57	1,862.49	2,058.90
2015
First Quarter	2,117.39	1,992.67	2,067.89
Second Quarter	2,130.82	2,057.64	2,063.11
Third Quarter	2,128.28	1,867.61	1,920.03
Fourth Quarter	2,109.79	1,923.82	2,043.94
2016
First Quarter	2,063.95	1,829.08	2,059.74

March 2016	Page 13

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

S&P 500® Index Daily Index Closing Values January 1, 2011 to March 31, 2016

March 2016	Page 14

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

EURO STOXX 50® Index	High	Low	Period End
2011
First Quarter	3,068.00	2,721.24	2,910.91
Second Quarter	3,011.25	2,715.88	2,848.53
Third Quarter	2,875.67	1,995.01	2,179.66
Fourth Quarter	2,476.92	2,090.25	2,316.55
2012
First Quarter	2,608.42	2,286.45	2,477.28
Second Quarter	2,501.18	2,068.66	2,264.72
Third Quarter	2,594.56	2,151.54	2,454.26
Fourth Quarter	2,659.95	2,427.32	2,635.93
2013
First Quarter	2,749.27	2,570.52	2,624.02
Second Quarter	2,835.87	2,511.83	2,602.59
Third Quarter	2,936.20	2,570.76	2,893.15
Fourth Quarter	3,111.37	2,902.12	3,109.00
2014
First Quarter	3,172.43	2,962.49	3,161.60
Second Quarter	3,314.80	3,091.52	3,228.24
Third Quarter	3,289.75	3,006.83	3,225.93
Fourth Quarter	3,277.38	2,874.65	3,146.43
2015
First Quarter	3,731.35	3,007.91	3,697.38
Second Quarter	3,828.78	3,424.30	3,424.30
Third Quarter	3,686.58	3,019.34	3,100.67
Fourth Quarter	3,506.45	3,069.05	3,267.52
2016
First Quarter	3,178.01	2,680.35	3,004.93

EURO STOXX 50® Index Daily Index Closing Values January 1, 2011 to March 31, 2016

March 2016	Page 15

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

TOPIX Index®	High	Low	Period End
2011
First Quarter	974.63	766.73	869.38
Second Quarter	865.55	805.34	849.22
Third Quarter	874.34	728.85	761.17
Fourth Quarter	771.43	706.08	728.61
2012
First Quarter	872.42	725.24	854.35
Second Quarter	856.05	695.51	770.08
Third Quarter	778.70	706.46	737.42
Fourth Quarter	859.80	713.95	859.80
2013
First Quarter	1,058.10	859.80	1,034.71
Second Quarter	1,276.03	991.34	1,133.84
Third Quarter	1,222.72	1,106.05	1,194.10
Fourth Quarter	1,302.29	1,147.58	1,302.29
2014
First Quarter	1,306.23	1,139.27	1,202.89
Second Quarter	1,269.04	1,132.76	1,262.56
Third Quarter	1,346.43	1,228.26	1,326.29
Fourth Quarter	1,447.58	1,177.22	1,407.51
2015
First Quarter	1,592.25	1,357.98	1,543.11
Second Quarter	1,679.89	1,528.99	1,630.40
Third Quarter	1,691.29	1,375.52	1,411.16
Fourth Quarter	1,605.94	1,442.74	1,547.30
2016
First Quarter	1509.67	1,196.28	1,347.20

TOPIX Index® Daily Index Closing Values January 1, 2011 to March 31, 2016

March 2016	Page 16

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

Additional Information About the Notes

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions:
Denominations:	$10 and integral multiples thereof
Interest:	None
Bull or bear notes:	Bull notes
Call right:	The notes are not callable prior to the maturity date.
Postponement of maturity date:	If the determination date for any basket component is postponed so that it falls less than two business days prior to the scheduled maturity date, the maturity date will be postponed to the second business day following the final determination date as postponed, by which date the basket percent change will have been determined.
Equity-linked notes:	All references to “equity-linked notes” or related terms in the accompanying product supplement for equity-linked notes shall be deemed to refer to market-linked notes when read in conjunction with this document.
Minimum ticketing size:	$1,000 / 100 notes
Trustee:	The Bank of New York Mellon
Calculation agent:	MS & Co.
Tax considerations:	In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.” Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying product supplement) of the notes, even though no interest is payable on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. We have determined that the “comparable yield” for the notes is a rate of 3.0613% per annum, compounded semi-annually. Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $10) consists of a single projected amount equal to $12.5588 due at maturity. You should read the discussion under “United States Federal Taxation” in the accompanying product supplement concerning the U.S. federal income tax consequences of an investment in the notes.
The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a note) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.
ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through June 30, 2016	$0.0723	$0.0723
July 1, 2016 through December 31, 2016	$0.1542	$0.2265
January 1, 2017 through June 30, 2017	$0.1565	$0.3830
July 1, 2017 through December 31, 2017	$0.1589	$0.5419
January 1, 2018 through June 30, 2018	$0.1614	$0.7033
July 1, 2018 through December 31, 2018	$0.1638	$0.8671
January 1, 2019 through June 30, 2019	$0.1663	$1.0334
July 1, 2019 through December 31, 2019	$0.1689	$1.2023
January 1, 2020 through June 30, 2020	$0.1715	$1.3738
July 1, 2020 through December 31, 2020	$0.1741	$1.5479
January 1, 2021 through June 30, 2021	$0.1768	$1.7247
July 1, 2021 through December 31, 2021	$0.1795	$1.9042
January 1, 2022 through June 30, 2022	$0.1822	$2.0864
July 1, 2022 through December 31, 2022	$0.1850	$2.2714
January 1, 2023 through June 30, 2023	$0.1878	$2.4592
July 1, 2023 through the Maturity Date	$0.0996	$2.5588

March 2016	Page 17

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments thereto in respect of the notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payment that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.
The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.
Use of proceeds and hedging:

The proceeds from the sale of the notes will be used by us for general corporate purposes. We will receive, in aggregate, $10 per note issued, because, when we enter into hedging transactions in order to meet our obligations under the notes, our hedging counterparty will reimburse the cost of the agent’s commissions. The costs of the notes borne by you and described on page 3 above comprise the agent’s commissions and the cost of issuing, structuring and hedging the notes.

On or prior to the pricing date, we hedged our anticipated exposure in connection with the notes by entering into hedging transactions with our affiliates and/or third party dealers. We expect our hedging counterparties to have taken positions in the stocks constituting the underlying indices and in futures and/or options contracts on the underlying indices or the component stocks of the underlying indices listed on major securities markets. Such purchase activity could have increased the initial index values, and, therefore, could have increased the values at or above which the underlying indices must close on the determination date before you would receive at maturity a payment that exceeds the stated principal amount of the notes. In addition, through our affiliates, we are likely to modify our hedge position throughout the term of the notes, including on the determination date, by purchasing and selling the stocks constituting the underlying indices, futures or options contracts on the underlying indices or their component stocks listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the determination date approaches. We cannot give any assurance that our hedging activities will not affect the values of the underlying indices, and, therefore, adversely affect the value of the notes or the payment you will receive at maturity. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying product supplement.

Benefit plan investor considerations:

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

March 2016	Page 18

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity.

March 2016	Page 19

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

Additional considerations:	Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.
Supplemental information regarding plan of distribution; conflicts of interest:

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG. Morgan Stanley Wealth Management, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley. Selected dealers, including Morgan Stanley Wealth Management, and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC, a fixed sales commission of $0.30 for each note they sell. In addition, Morgan Stanley Wealth Management will receive a structuring fee of $0.05 for each note.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying product supplement.

Validity of the notes:	In the opinion of Davis Polk & Wardwell LLP, as special counsel to MSFL and Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by MSFL, authenticated by the trustee pursuant to the MSFL Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of MSFL and the related guarantee will be a valid and binding obligation of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) any provision of the MSFL Senior Debt Indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of Morgan Stanley’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the MSFL Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the MSFL Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated February 16, 2016, which is Exhibit 5-a to Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 filed by Morgan Stanley on February 16, 2016.
Contact:	Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.
Where you can find more information:

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the product supplement for Equity-Linked Notes and the index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the product supplement for Equity-Linked Notes, the index supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, the product supplement for Equity-Linked Notes and the index supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Product Supplement for Equity-Linked Notes dated February 29, 2016

Index Supplement dated February 29, 2016

Prospectus dated February 16, 2016

Terms used but not defined in this document are defined in the product supplement for Equity-Linked Notes, in the index supplement or in the prospectus.

March 2016	Page 20